Exhibit 99.1

Media Release

Release: Immediate
Trading Symbols: TSX: CRJ; OTCQB: CLGRF

Claude Resources Inc. Provides Date for Q1 Results and Conference Call

April 25, 2016, Saskatoon, Saskatchewan, Canada: Claude Resources Inc. (“Claude” and or the “Company”) will release its first quarter financial and operating results prior to market open on May 5, 2016. In addition to the news release, the Company will host a conference call and webcast on May 5, 2016 at 11:00 AM Eastern Time to discuss the results.

To participate in the conference call, please dial 1-888-201-0168 or 1-647-788-4901. A replay of the conference call will be available until May 12, 2016 by calling 1-855-859-2056 and entering the passcode 87449808.

To view and listen to the webcast on May 5, 2016, please use the following URL in your web browser:

http://event.on24.com/wcc/r/1169790/491585A8D3F555B6B2599CB6926DBB22

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, the Company’s Seabee Gold Operation in northeastern Saskatchewan has produced over 1,200,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

For further information please contact:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501
Email: ir@clauderesources.com
Website: www.clauderesources.com